PARSONS/BURNETT/BJORDAHL/HUME LLP

ATTORNEYS

Robert J. Burnett

rburnett@pblaw.biz

October 1, 2015

VIA EDGAR CORRESPONDENCE

Ms. Susan Block

Attorney-Advisor

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

DD’s Deluxe Rod Holder, Inc.

Amendment No. 2 to the Registration Statement

on Form S-1

Filed May 29, 2015

File No. 333-204518

Dear Ms. Block:

This letter is in response to your comment letter dated August 18, 2015, with regard to the Form S-1 filing of DD’s Deluxe Rod Holder, Inc., a Nevada corporation (“Deluxe” or the "Company") filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2015.  Responses to each comment have been keyed to your comment letter.

General

1.

The Company has updated its financial statements through June 30, 2015 and revised its filing accordingly, by including the revised financials therein.

Please contact this office with any further comments or questions.  We are filing the redlined version of the amendment to the S-1 and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist the Company in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

505 W. Riverside Ave, Suite 500, Spokane WA  99201  •  T (509) 252-5066  •  F (509) 252-5067  •  www.pblaw.biz

A Limited Liability Partnership with offices in Spokane and Bellevue

Ms. Susan Block

Securities and Exchange Commission

October 1, 2015

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ Robert J. Burnett

Robert J. Burnett

RJB:aqs